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NVIS, Inc.

Hackers can't hack what they can't see. Beyond VPNs and Zero Trust, we make distributed networks invisible.

CyberSecurity

Laguna Beach, CA Website



BUILD
INVISIBLE
NETWORKS
We **cloak** your private network from ***vulnerabilities***

NVIS, Inc. is considering raising capital through a Regulation Crowdfunding campaign to be conducted by Fundify Portal, LLC. We are running this "Test the Waters" campaign (branded by Fundify as a Fast Pitch Preview™) to gauge Investor interest and also determine the appropriate funding method. During this Test the Waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's funding portal platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary

NVIS is a revolutionary "Invisible Internet™" using decentralized authentication. It is a SDP (Software Defined Perimeter) allowing businesses to create a global, distributed network of interconnected encrypted communities with decentralized management. NVIS is a more secure and more private solution, with one-step connections and zero configuration. IP addresses are untraceable because they're never geolocated. Essentially, this is a **private network** that behaves like a public network, meaning that unauthorized, external users have no insight into the network. NVIS is also a powerful and vastly more economical solution for network segments with rapid deployment.

NVIS: The Invisible Internet, beyond a VPN
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Join NVIS
The Invisible Internet
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Problem

Hacking, Theft and Ransomware cost BILLIONS

Investor Interest

Investors Interested
5

Funding Interest So Far
$65,150

1-Click Reserve™

Offering Terms

Funding Goal
$10,000 - $250,000

Security Type
SAFE

Min Investment
$100

Max Investment
$250,000

Valuation Cap
$8,000,000

Closing Date
Jun 15, 2022 10:59 PM CDT

annually.


VPN Hacks Are a Slow-Motion Disaster
Hackers have had a field day with virtual private networks — especially during the remote-work pandemic era.
WIRED

The Internet is OPEN to attacks. It is *VULNERABLE BY DESIGN*

Here are some notable data breaches in 2021 alone:

- January 11: FB, Instagram, LinkedIn – 214m users
- January 28: US Cellular – 4.9m users
- February 10: NE Medicine – 219k patients
- February 18: California DMV – 20 months of records
- March 3: Microsoft Exchange – 30k organizations
- April 13: Facebook – 533m users
- And many more…

Some key vulnerabilities that are commonly encountered are:

- Geolocation tracking
- Routes are traceable
- Lookup by name (DNS)
- IP addresses are public
- TCP ports are well known / discoverable
- Open Protocols yield connectivity, but **NO SECURITY**

VISIBILITY IS THE PROBLEM

Existing remote access solutions (VPN, SDN, SDP, SD-WAN, etc.) are all still vulnerable, complex and costly. Zero-Trust is not enough.

Solution

Invisibility: A New Paradigm Software Defined Perimeter (SDP)

What is NVIS?

An **Invisible Network** across a Public or Private infrastructure

- Peer-to-Peer Security
- Server-to-Server
- Replaces SDN and VPN
- Uses Existing Setup
- Lowers Costs
- Lowers Complexity

NVIS allows normal communication but makes it invisible

- Install or run **everywhere**
- Low level strong encryption hides IP, TCP and EVERYTHING
- No Geolocation tracking
- No source/destination means NO TRACING


Why Now
SSL & IPsec
Foundation for VPN
VPN for business
Corporations that have remote offices
VPN growth & market hacks
$23Bn global market value
1994
1996
2000
2010
2019
2020



PPTP
Beginning of VPN technology
VPN popularity
Start of wider adoption
COVID
Remote Work revolution

Product

NVIS, The Invisible Internet

Hackers Can't Hack What They Can't See



Invisible Internet
security context
Visible Internet

NVIS lets you create your own personal "**invisible internet**" that can't be hacked, blocked, traced or censored due to Layer 2 encryption.

✓ NVIS is an SDP (Software Defined Perimeter) that lets you rapidly create a private cloud of nodes (laptops, computers, smartphones, devices) you want to connect.
✓ With Intelligent Auto-Provisioning, it's easier, simpler to setup than a VPN, but offers *better security* and *less complexity.*
✓ NVIS can do things that a VPN can't, like **encrypted full-stack protection** and nodes that can talk to each other, peer-to-peer.

Nodes can be anywhere in the world but operate as one network and members can't be geolocated. Currently, NVIS has nodes in Tokyo, Singapore, US, Canada, UK, and Europe, with over 200 user nodes. In addition, NVIS utilizes a private Ethereum blockchain.



The Product
1
Add Group
2
Add New Member
3
Add New Computer
TODO
Build a network as easy as 1-2-3

Lower Complexity
No IT Expert Needed
Existing Architecture
Easy Permissions
Auto Provisioning
Lower Cost



Higher Security

Potential Use Cases



Healthcare

Ancillary Providers
Independent Providers
Post Acute Facilities
Independent Providers
Clinically Integrated Network
• Governance
• Clinical Programs
• Care Management
• Contracting
• Infrastructure
Hospital A Employed MDs
Hospital B Employed MDs

Finance

Government

Small Business

Business Model

SaaS Subscription NVIS

Joining a device to NVIS gives users an instant "invisibility cloak" for host computers, protecting vital system services from port and protocol hacking and costly, disruptive DDoS attacks, MITM or theft. A subscription service allows multiple devices to be members of their designated group.

Encrypted Layer 2 Private Network
Gmail, Trello, Salesforce CRM, EventPro, Office 365, Google Docs
SAAS
end users
Heroku, AWS Elastic Beanstalk, Google App Engine
PAAS
software developers
AWS Elastic Compute Cloud (EC2), Microsoft Azure, Google Compute Engine
IAAS
IT administrators
less
control
more
Network as a Service (NAAS)
Control and Flexibility
No IT Administrator Required
Encrypted, Invisible Performance



Traction

Pre-revenue traction, beta tests, MVP

- *January 2022 - Castler MOU*
- *November, 2021* - Channel partner portal at https://nvisnetworking.com live
- *October, 2021* - Policy manager 2FA extensions
- *October, 2020* - Sales portal at https://nvis-inc.com live
- *June, 2020* - Approved to do business in California

- *May, 2020* - NVIS app on Google Play store
- *March, 2020* - NVIS approved by Amazon for listing in AWS Marketplace.
- *February, 2020* - Upserve Point-of-Sale (POS) partnership to secure terminals (cash registers) for superior anti-theft and loss prevention.
- *September, 2019* - MOU with pentest firm FYRM Associates
- *August, 2019* - MOU with SiliconVallley4U tech school
- *July, 2019* - 1500 Registered NVIS subscribers
- *February, 2019* - MOU Social Media startup Howdoo.io
- *December, 2018* - MVP - Running invisible network of blockchain with interconnected nodes in Tokyo, Paris, Amsterdam, Singapore, Ontario, Seattle, SF.
- *January, 2019* - Multiverse of Internets Provisional Patent Filed
- *December, 2018* - Healthcare secure DICOM image sharing proof-of-concept
- *October, 2018* - Fintech broker-dealer secure trade discussions

Competition


What Sets Us Apart
Hackers Can't Hack What They Can't See
Security
Simplicity
cisco
vmware
juniper
nuagenetworks
NEC
perimeter 81
NVIS
Tor
elastos
AnchorFree
Skycoin
ExpressVPN
NordVPN
amdocs
NEXUS
OPENVPN
Differentiators
Zero Trust
Software Defined Perimeter
Invisible to any outside attack
Layer 2 Networking
End-to-End Encryption
Peer-to-Peer Architecture
High Performance & Scalable
Configure & Deploy in Seconds
Private Static IPs over Internet
Untraceable & Unblockable
Multiplatform Support
Enterprise Grade/SMB Priced
No Tracking or Data Selling
No Split Tunneling Required
No Special OS Required
No Special Hardware Required
No Network Expertise Required
No Security Expertise Required

Market


$4B
Service Addressable Market
Remote Access VPN, Intranet VPN, Extranet VPN, Others, Application: Personal VPN Users, Corporate VPN Users
$8B
Total Addressable Market
Market size was valued at USD 8.41 Billion in 2020 and is projected to reach USD 37.23 Billion by 2028, growing at a CAGR of 35.25 %
$1B
Service Obtainable Market
North America Site-to-Site, Remote Access Business Market
TAM
SAM
SOM

There are over **4 billion** active Internet users, and over **7 billion** devices.

The censorship of the Internet includes website blocking via DNS or ISP restrictions, and IP blacklisting. This level of censorship goes hand-in-hand with tracking network traffic, logs, and geolocation.

There are over 37 countries that censor the Internet. Here, for example, is a map depicting censorship (darker is the most):


CONTINENT OF ASIA
KAZAKHSTAN
MONGOLIA



Source: http://www.visualcapitalist.com/internet-censorship-map

The most popular way to avoid censorship and tracking and improve privacy is by using virtual private network software (VPNs). VPNs can be blocked. The most typical use is Consumer VPNs that have servers that forward traffic to the Internet.

However, the markets NVIS addresses are **B2B and B2E.******

The graph below shows the TAM of the virtual private network (VPN) market worldwide, from 2016 to 2022. In 2022, the global VPN market is forecasted to reach **35.73 billion U.S. dollars**.



Source: https://www.statista.com/statistics/542817/worldwide-virtual-private-network-market/

The issue is, the market is fragmented between hundreds of VPN products that do not interoperate and can be blocked or sniffed or tracked to get the geographic location of the user. Many are used to connect to corporate networks or to work from home of remote locations. Weak security in most commercial VPNs can result in major losses. NVIS is a disruptive Loss Prevention cybersecurity solution in many markets.

The largest numbers of VPN servers for low cost VPN apps is over 3000, with the largest in over 60 countries. With NVIS, each node can be a client or server, so the potential to dwarf these For Android VPN apps, some like NordVPN register over 5M downloads and is only free for a limited time. Most VPN apps in Google Play or the Apps Store (including Cisco AnyConnect) have over 1M downloads and there are hundreds.

Business VPNs can be done for end-to-end security. Many require expensive hardware VPNs in the office. Even the software-only VPN servers are complex to configure and require expensive IT or Network Security expertise that greatly increase TCO.

Company Vision

Changing the way we Internet



Connect to anyone in the world, securely without restrictions

NVIS Can't be

- Hacked
- Sniffed
- Traced



• Blocked
• Censored
Cost Effective: Take advantage of existing networks or public infrastructure

Our Vision is to provide ubiquitous security and privacy. Cyber-attacks, breaches, hacks, identity theft – no longer just a potential, but daily news. Financial systems are especially targeted. Cryptocurrencies and Blockchain are vulnerable and have already been compromised. More secure than other SDPs, SD-WAN, SDNs, VPNs (IPSec/SSL), though widely used, is not sufficient to protect against network intrusion.

Press

Business Insider recommends

https://markets.businessinsider.com/news/stocks/check-out-these-2-companies-to-invest-in-raising-funds-on-crowdfunder-1029373637

Founders



WHO WE ARE: TEAM
Phil Smith
Founder / CTO
• Founder/creator and chief architect
• Expertise in security, networking, ISP and blockchain.
• Over 30 years in lead roles at NASA, HP, Cisco, Lawrence Livermore National Lab
Marilyn Hernandez
Co-Founder
Investor relations. Business Development. Sales and Marketing, .Strategist. Researcher, Realtor, Counselor,
BA Administration of Justice
Salman Rizvi
CMO/CRO – Acting CEO
• 22+ years Leadership of Enterprise Transformation for the top Fortune 50-500 and organizations worldwide
• Founded 2companies
• SaaS pipelines, CIO. EVP advisor
Jed Reitler
SVP Salea & Marketing
• 15+ years of experience in Sales. Marketing, Strategy
• Founded 3 companies
• 5 years of consulting for tech Startups
• Mentor for tech founders at Stanford and Skolkovo
Rob Langhorne
CISO
• Former CEO of CloudLogix., Cranite Architect, Apple lead
• Analytical, highly adaptable professional
• Extensive experience leading ground-breaking development in mobile computing and security.







